Exhibit 99

Part I, Items 1, 2, 4 and 5 of Part II, Exhibit 12 and Exhibit 15 of Ford’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003. (EXCLUDES INFORMATION DIRECTLY CONCERNING FORD CREDIT THAT IS ALREADY DISCLOSED IN FORD CREDIT’S QUARTERLY REPORT ON FORM 10-Q. ALL REFERENCES TO WE, OUR AND US IN THIS EXHIBIT 99.1 REFER TO FORD MOTOR COMPANY.)

Item 1. Financial Statements

Ford Motor Company and Subsidiaries
SECTOR STATEMENT OF INCOME
For the Periods Ended June 30, 2003 and 2002
(in millions, except per share amounts)

	Second Quarter		First Half

	2003	2002	2003	2002

	(unaudited)		(unaudited)
AUTOMOTIVE
Sales	$34,182	$35,197	$68,382	$67,368
Costs and expenses (Note 3)
Cost of sales	31,684	32,245	62,768	62,168
Selling, administrative and other expenses	2,472	2,365	4,785	4,673

Total costs and expenses	34,156	34,610	67,553	66,841

Operating income/(loss)	26	587	829	527
Interest income	134	171	282	283
Interest expense	229	336	542	697

Net interest income/(expense)	(95)	(165)	(260)	(414)
Equity in net income/(loss) of affiliated companies	72	(19)	93	(80)

Income/(loss) before income taxes — Automotive	3	403	662	33
FINANCIAL SERVICES
Revenues	6,488	7,010	13,176	14,300
Costs and expenses
Interest expense	1,598	1,885	3,242	3,873
Depreciation	2,277	2,540	4,844	5,101
Operating and other expenses	1,219	1,214	2,425	2,652
Provision for credit and insurance losses	679	771	1,272	1,731

Total costs and expenses	5,773	6,410	11,783	13,357

Income/(loss) before income taxes — Financial Services	715	600	1,393	943

TOTAL COMPANY
Income/(loss) before income taxes	718	1,003	2,055	976
Provision for/(benefit from) income taxes	195	289	531	269

Income/(loss) before minority interests	523	714	1,524	707
Minority interests in net income/(loss) of subsidiaries	98	95	200	168

Income/(loss) from continuing operations	425	619	1,324	539
Income/(loss) from discontinued/held-for-sale operations	(3)	(9)	(6)	(21)
Loss on disposal of discontinued/held-for-sale operations	(5)	(40)	(5)	(40)
Cumulative effect of change in accounting principle	—	—	—	(1,002)

Net income/(loss)	$417	$570	$1,313	$(524)

Income/(loss) attributable to Common and Class B Stock after Preferred Stock dividends	$417	$567	$1,313	$(531)
Average number of shares of Common and Class B Stock outstanding	1,832	1,813	1,832	1,810
AMOUNTS PER SHARE OF COMMON AND CLASS B STOCK (Notes 4 and 10)
Basic income/(loss)
Income/(loss) from continuing operations	$0.23	$0.34	$0.72	$0.29
Income/(loss) from discontinued/held-for-sale operations	—	(0.01)	—	(0.01)
Loss on disposal of discontinued/held-for-sale operations	—	(0.02)	—	(0.02)
Cumulative effect of change in accounting principle	—	—	—	(0.55)

Net income/(loss)	$0.23	$0.31	$0.72	$(0.29)
Diluted income/(loss)
Income/(loss) from continuing operations	$0.22	$0.31	$0.67	$0.29
Income/(loss) from discontinued/held-for-sale operations	—	—	—	(0.01)
Loss on disposal of discontinued/held-for-sale operations	—	(0.02)	—	(0.02)
Cumulative effect of change in accounting principle	—	—	—	(0.55)

Net income/(loss)	$0.22	$0.29	$0.67	$(0.29)
Cash dividends	$0.10	$0.10	$0.20	$0.20

The accompanying notes are part of the financial statements.

Item 1. Financial Statements (Continued)

Ford Motor Company and Subsidiaries
CONSOLIDATED STATEMENT OF INCOME
For the Periods Ended June 30, 2003 and 2002
(in millions, except per share amounts)

	Second Quarter		First Half

	2003	2002	2003	2002

	(unaudited)		(unaudited)
Sales and revenues
Automotive sales	$34,182	$35,197	$68,382	$67,368
Financial Services revenue	6,488	7,010	13,176	14,300

Total sales and revenues	40,670	42,207	81,558	81,668
Automotive interest income	134	171	282	283
Costs and expenses
Cost of sales	31,684	32,245	62,768	62,168
Selling, administrative and other expenses	5,968	6,119	12,054	12,426
Interest expense	1,827	2,221	3,784	4,570
Provision for credit and insurance losses	679	771	1,272	1,731

Total costs and expenses	40,158	41,356	79,878	80,895
Automotive equity in net income/(loss) of affiliated companies	72	(19)	93	(80)

Income/(loss) before income taxes	718	1,003	2,055	976
Provision for/(benefit from) income taxes	195	289	531	269

Income/(loss) before minority interests	523	714	1,524	707
Minority interests in net income/(loss) of subsidiaries	98	95	200	168

Income/(loss) from continuing operations	425	619	1,324	539
Income/(loss) from discontinued/held-for-sale operations	(3)	(9)	(6)	(21)
Loss on disposal of discontinued/held-for-sale operations	(5)	(40)	(5)	(40)
Cumulative effect of change in accounting principle	—	—	—	(1,002)

Net income/(loss)	$417	$570	$1,313	$(524)

Income/(loss) attributable to Common and Class B Stock after Preferred Stock dividends	$417	$567	$1,313	$(531)
Average number of shares of Common and Class B Stock outstanding	1,832	1,813	1,832	1,810
AMOUNTS PER SHARE OF COMMON AND CLASS B STOCK
Basic income/(loss)
Income/(loss) from continuing operations	$0.23	$0.34	$0.72	$0.29
Income/(loss) from discontinued/held-for-sale operations	—	(0.01)	—	(0.01)
Loss on disposal of discontinued/held-for-sale operations	—	(0.02)	—	(0.02)
Cumulative effect of change in accounting principle	—	—	—	(0.55)

Net income/(loss)	$0.23	$0.31	$0.72	$(0.29)
Diluted income/(loss)
Income/(loss) from continuing operations	$0.22	$0.31	$0.67	$0.29
Income/(loss) from discontinued/held-for-sale operations	—	—	—	(0.01)
Loss on disposal of discontinued/held-for-sale operations	—	(0.02)	—	(0.02)
Cumulative effect of change in accounting principle	—	—	—	(0.55)

Net income/(loss)	$0.22	$0.29	$0.67	$(0.29)
Cash dividends	$0.10	$0.10	$0.20	$0.20

The accompanying notes are part of the financial statements.

Item 1. Financial Statements (Continued)

Ford Motor Company and Subsidiaries
SECTOR BALANCE SHEET
(in millions)

	June 30,	December 31,
	2003	2002

ASSETS	(unaudited)
Automotive
Cash and cash equivalents	$7,486	$5,180
Marketable securities	14,992	17,464
Loaned securities (Note 5)	4,647	—

Total cash, marketable and loaned securities	27,125	22,644
Receivables	2,438	2,065
Inventories (Note 7)	8,448	6,980
Deferred income taxes	3,188	3,462
Other current assets	6,316	4,551
Current receivable from Financial Services	1,329	1,062

Total current assets	48,844	40,764
Equity in net assets of affiliated companies	2,558	2,470
Net property	38,054	36,364
Deferred income taxes	12,112	11,694
Goodwill (Note 8)	5,094	4,805
Other intangible assets (Note 8)	830	812
Assets of discontinued/held-for-sale operations	—	98
Other assets	11,240	10,783

Total Automotive assets	118,732	107,790
Financial Services
Cash and cash equivalents	10,198	7,070
Investments in securities	692	807
Finance receivables, net	109,319	97,030
Net investment in operating leases	36,273	40,055
Retained interest in sold receivables	14,530	17,618
Goodwill (Note 8)	762	752
Other intangible assets (Note 8)	244	248
Assets of discontinued/held-for-sale operations	—	2,406
Other assets	16,768	16,643
Receivable from Automotive	4,273	4,803

Total Financial Services assets	193,059	187,432

Total assets	$311,791	$295,222

LIABILITIES AND STOCKHOLDERS’ EQUITY
Automotive
Trade payables	$15,885	$14,606
Other payables	3,326	2,485
Accrued liabilities	31,509	27,644
Debt payable within one year	479	557

Total current liabilities	51,199	45,292
Long-term debt	14,001	13,607
Other liabilities	49,252	46,886
Deferred income taxes	177	303
Liabilities of discontinued/held-for-sale operations	27	138
Payable to Financial Services	4,273	4,803

Total Automotive liabilities	118,929	111,029
Financial Services
Payables	2,621	1,890
Debt	154,958	148,058
Deferred income taxes	11,623	11,644
Other liabilities and deferred income	8,578	9,448
Liabilities of discontinued/held-for-sale operations	—	831
Payable to Automotive	1,329	1,062

Total Financial Services liabilities	179,109	172,933
Company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of the Company	5,669	5,670
Stockholders’ equity
Capital stock
Common Stock, par value $0.01 per share (1,837 million shares issued)	18	18
Class B Stock, par value $0.01 per share (71 million shares issued)	1	1
Capital in excess of par value of stock	5,396	5,420
Accumulated other comprehensive income/(loss) (Note 11)	(5,065)	(6,531)
Treasury stock	(1,872)	(1,977)
Earnings retained for use in business	9,606	8,659

Total stockholders’ equity	8,084	5,590

Total liabilities and stockholders’ equity	$311,791	$295,222

The accompanying notes are part of the financial statements.

Item 1. Financial Statements (Continued)

Ford Motor Company and Subsidiaries
CONSOLIDATED BALANCE SHEET
(in millions)

	June 30,	December 31,
	2003	2002

	(unaudited)
ASSETS
Cash and cash equivalents	$17,684	$12,250
Marketable securities	15,684	18,271
Loaned securities	4,647	—
Receivables	2,438	2,065
Finance receivables, net	109,319	97,030
Net investment in operating leases	36,273	40,055
Retained interest in sold receivables	14,530	17,618
Inventories	8,448	6,980
Equity in net assets of affiliated companies	3,596	3,569
Net property	39,634	37,935
Deferred income taxes	15,320	15,213
Goodwill	5,856	5,557
Other intangible assets	1,074	1,060
Assets of discontinued/held-for-sale operations	—	2,504
Other assets	31,686	29,250

Total assets	$306,189	$289,357

LIABILITIES AND STOCKHOLDERS’ EQUITY
Payables	$21,832	$18,981
Accrued liabilities	29,117	25,088
Debt	169,438	162,222
Other liabilities and deferred income	57,547	56,276
Deferred income taxes	14,475	14,561
Liabilities of discontinued/held-for-sale operations	27	969

Total liabilities	292,436	278,097
Company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of the Company	5,669	5,670
Stockholders’ equity
Capital stock
Common Stock, par value $0.01 per share (1,837 million shares issued)	18	18
Class B Stock, par value $0.01 per share (71 million shares issued)	1	1
Capital in excess of par value of stock	5,396	5,420
Accumulated other comprehensive income/(loss)	(5,065)	(6,531)
Treasury stock	(1,872)	(1,977)
Earnings retained for use in business	9,606	8,659

Total stockholders’ equity	8,084	5,590

Total liabilities and stockholders’ equity	$306,189	$289,357

The accompanying notes are part of the financial statements.

Item 1. Financial Statements (Continued)

Ford Motor Company and Subsidiaries
CONDENSED SECTOR STATEMENT OF CASH FLOWS
For the Periods Ended June 30, 2003 and 2002
(in millions)

	First Half 2003		First Half 2002

		Financial		Financial
	Automotive	Services	Automotive	Services

	(unaudited)		(unaudited)
Cash and cash equivalents at January 1	$5,180	$7,070	$4,064	$3,133
Cash flows from operating activities before securities trading	5,748	8,444	8,096	8,082
Net sales/(purchases) of trading securities	10	(380)	(3,766)	(60)

Net cash flows from operating activities	5,758	8,064	4,330	8,022
Cash flows from investing activities
Capital expenditures	(3,415)	(118)	(2,936)	(300)
Acquisitions of receivables and lease investments	—	(28,962)	—	(44,454)
Collections of receivables and lease investments	—	18,800	—	27,078
Net acquisitions of daily rental vehicles	—	(1,545)	—	(1,896)
Purchases of securities	(4,255)	(319)	(1,030)	(320)
Sales and maturities of securities	2,093	376	898	268
Proceeds from sales of receivables and lease investments	—	13,573	—	19,430
Proceeds from sale of businesses	77	204	—	—
Net investing activity with Financial Services	1,867	—	29	—
Cash paid for acquisitions	—	—	(22)	—
Other	489	(37)	(45)	426

Net cash (used in)/provided by investing activities	(3,144)	1,972	(3,106)	232
Cash flows from financing activities
Cash dividends	(366)	—	(369)	—
Net sales/(purchases) of Common Stock	(3)	—	92	—
Proceeds from mandatorily redeemable convertible preferred securities	—	—	4,900	—
Changes in short-term debt	(119)	(2,342)	(91)	(6,929)
Proceeds from issuance of other debt	825	7,720	265	12,359
Principal payments on other debt	(548)	(12,395)	(691)	(13,965)
Repayment of debt from discontinued operations	—	1,421	—	—
Net financing activity with Automotive	—	(1,867)	—	(29)
Other	(5)	48	(14)	478

Net cash (used in)/provided by financing activities	(216)	(7,415)	4,092	(8,086)
Effect of exchange rate changes on cash	175	240	75	249
Net transactions with Automotive/Financial Services	(267)	267	(1,001)	1,001

Net increase/(decrease) in cash and cash equivalents	2,306	3,128	4,390	1,418

Cash and cash equivalents at June 30	$7,486	$10,198	$8,454	$4,551

The accompanying notes are part of the financial statements.

Item 1. Financial Statements (Continued)

Ford Motor Company and Subsidiaries
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the Periods Ended June 30, 2003 and 2002
(in millions)

	First Half

	2003	2002

	(unaudited)
Cash and cash equivalents at January 1	$12,250	$7,197
Cash flows from operating activities before securities trading	14,192	16,178
Net sales/(purchases) of trading securities	(370)	(3,826)

Net cash flows from operating activities	13,822	12,352
Cash flows from investing activities
Capital expenditures	(3,533)	(3,236)
Acquisitions of receivables and lease investments	(28,962)	(44,454)
Collections of receivables and lease investments	18,800	27,078
Net acquisitions of daily rental vehicles	(1,545)	(1,896)
Purchases of securities	(4,574)	(1,350)
Sales and maturities of securities	2,469	1,166
Proceeds from sales of receivables and lease investments	13,573	19,430
Proceeds from sale of businesses	281	—
Cash paid for acquisitions	—	(22)
Other	452	381

Net cash (used in)/provided by investing activities	(3,039)	(2,903)
Cash flows from financing activities
Cash dividends	(366)	(369)
Net sales/(purchases) of Common Stock	(3)	92
Proceeds from mandatorily redeemable convertible preferred securities	—	4,900
Changes in short-term debt	(2,461)	(7,020)
Proceeds from issuance of other debt	8,545	12,624
Principal payments on other debt	(12,943)	(14,656)
Repayment of debt from discontinued operations	1,421	—
Other	43	464

Net cash (used in)/provided by financing activities	(5,764)	(3,965)
Effect of exchange rate changes on cash	415	324

Net increase/(decrease) in cash and cash equivalents	5,434	5,808

Cash and cash equivalents at June 30	$17,684	$13,005

The accompanying notes are part of the financial statements.

Item 1. Financial Statements (Continued)

Ford Motor Company and Subsidiaries
NOTES TO FINANCIAL STATEMENTS
(unaudited)

1.	Financial Statements — The financial data presented herein are unaudited, but in the opinion of management fairly present in all material respects the results of operations and financial condition of Ford Motor Company and its consolidated subsidiaries for the periods and at the dates presented. Results for interim periods should not be considered indicative of results for a full year. Reference should be made to the financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2002 (the “10-K Report”). For purposes of this report, “Ford”, the “Company”, “we”, “our”, “us” or similar references means Ford Motor Company and its consolidated subsidiaries unless the context requires otherwise. Certain amounts for prior periods were reclassified to conform with current period presentation consistent with the presentation in the 10-K Report. Reclassifications include profits and losses related to discontinued and held-for-sale operations.

2.	New Accounting Standard — In May 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 150, Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes how an issuer classifies and measures certain financial instruments that have characteristics of both liabilities and equity. The statement requires that an issuer classify financial instruments that are within its scope as a liability. Previously, many of these instruments were classified as equity. SFAS No. 150 is effective immediately for qualifying financial instruments issued after May 31, 2003 and is effective for existing issuances in the third quarter 2003. We are adopting SFAS No. 150 as it becomes effective. We expect to reclassify the trust preferred securities of Ford Motor Company Capital Trust I ($669 million at June 30, 2003), which are presently reported in the mezzanine section of the balance sheet.

3.	Selected Automotive Costs and Expenses are summarized as follows (in millions):

	Second Quarter		First Half

	2003	2002	2003	2002

Depreciation	$644	$631	$1,337	$1,219
Amortization of special tools	667	651	1,352	1,223
Postretirement expense	790	572	1,588	1,060

4.	Accounting Policy — Stock-based Compensation — During the first quarter of 2003, we adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, for stock-based employee compensation, effective as of January 1, 2003. Under the modified prospective method of adoption selected by the Company under the provisions of SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, stock-based employee compensation expense recognized in 2003 is the same as that which would have been recognized had the fair value recognition provisions of SFAS No. 123 been applied to all awards from its original effective date. Results of prior years have not been restated. The following table illustrates the effect on net income and earnings per share if the fair value method had been applied to all outstanding and unvested stock option awards in each period (in millions):

	Second Quarter		First Half

	2003	2002	2003	2002

Net income/(loss) attributable to Common and Class B Stock, as reported	$417	$567	$1,313	$(531)
Add: Employee stock option expense included in reported net income, net of related tax effects	28	—	55	—
Deduct: Total employee stock option expense determined under fair value method for all awards, net of related tax effects	(28)	(41)	(55)	(70)

Pro forma net income/(loss)	$417	$526	$1,313	$(601)

Earnings per share:
Basic — as reported	$0.23	$0.31	$0.72	$(0.29)
Basic — pro forma	$0.23	$0.29	$0.72	$(0.33)
Diluted — as reported	$0.22	$0.29	$0.67	$(0.29)
Diluted — pro forma	$0.22	$0.27	$0.67	$(0.33)

Item 1. Financial Statements (Continued)

Ford Motor Company and Subsidiaries
NOTES TO FINANCIAL STATEMENTS
(unaudited)

5.	Loaned Securities — We loan certain securities from our portfolio to other institutions. Such securities are classified as Loaned securities on the Balance Sheet. Collateral for the loaned securities, consisting of cash or other securities, is required to be maintained at a rate of 102% of the market value of a loaned security. Cash collateral received is recorded as an asset in Other current assets, offset by an obligation to return the collateral in Other payables. Income received from loaning securities is recorded as Interest income.

6.	FCAR Owner Trust — Ford Credit uses a special purpose trust, FCAR Owner Trust (“FCAR”), as a source of funds for its operations. FCAR’s activities are limited to issuing asset-backed commercial paper and other securities and buying highly rated asset-backed securities issued by securitization special purpose entities (“SPEs”) sponsored by Ford Credit.

In the second quarter of 2003, Ford Credit purchased a portion of the equity of FCAR from unaffiliated parties. As a result of this transaction, FCAR’s assets, liabilities and results of operations were consolidated into Ford Credit’s financial statements. In addition, the accounting consolidation of FCAR also caused certain of the Ford Credit sponsored securitization SPEs that sell asset-backed securities to FCAR to lose their status as qualifying SPEs under the Statement of Financial Accounting Standards (“SFAS”) No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Consequently, the receivables previously sold by us to these SPEs were deemed to be reacquired by us in accordance with SFAS No. 140 requirements and are now reported on-balance sheet at fair value as of June 30, 2003. Following the accounting consolidation of FCAR, most sales of receivables to Ford Credit-sponsored SPEs that sell asset-back securities to FCAR will not qualify sales for accounting purposes and will, instead, be reported on-balance sheet.

The accounting consolidation of FCAR did not have a material impact on Ford Credit’s earnings, back-up credit facilities, unsecured debt funding programs or other securitization programs. No gain or loss was recorded upon consolidation. Notwithstanding this accounting consolidation, the receivables sold to the SPEs and the asset-backed securities held by FCAR remain available only for the SPEs and FCAR and their investors and other participants and are not available to pay Ford Credit’s obligations or the claims of its creditors. The bankruptcy remoteness of these entities and the isolation of assets achieved in these transactions were not changed by the consolidation of FCAR.

At June 30, 2003, about $12 billion of retail installment receivables reported on Ford Credit’s balance sheet have been sold for legal purposes to Ford Credit-sponsored SPEs that sell asset-backed securities to FCAR and are available only to pay securitization investors and other participants and are not available to pay the obligations of Ford Credit or the claims of Ford Credit’s creditors. These finance receivables supported $11.3 billion of asset-backed commercial paper issued by FCAR, which is payable solely out of collections on these receivables and is not the legal obligation of Ford Credit.

7.	Automotive Inventories are summarized as follows (in millions):

	June 30,	December 31,
	2003	2002

Raw materials, work in process and supplies	$3,543	$3,174
Finished products	5,866	4,763

Total inventories at FIFO	9,409	7,937
Less LIFO adjustment	(961)	(957)

Total inventories	$8,448	$6,980

8.	Goodwill and Other Intangibles — We perform annual testing in the second quarter on goodwill and certain other intangible assets to determine if any impairment (i.e., the comparison of estimated fair value to carrying value) has occurred. Fair value is estimated using the present value of expected cash flows. No impairment resulted from our annual test in the second quarter of 2003.

Changes in the carrying amount of goodwill are as follows (in millions):

	Automotive Sector		Financial Services Sector

	North America	International	Ford Credit	Hertz

Beginning balance, December 31, 2002	$157	$4,648	$129	$623
Impairment	—	—	—	—
Exchange translation/other *	5	284	—	10

Ending balance, June 30, 2003	$162	$4,932	$129	$633

*	Primarily reflects the impact of foreign exchange.

In addition, included within Equity in net assets of affiliated companies was goodwill of $412 million at June 30, 2003.

Item 1. Financial Statements (Continued)

Ford Motor Company and Subsidiaries
NOTES TO FINANCIAL STATEMENTS
(unaudited)

8.	Goodwill and Other Intangibles (Continued)

The components of identifiable intangible assets are as follows as of June 30, 2003 (in millions):

	Automotive Sector		Financial Services Sector

	Amortizable	Non-amortizable	Amortizable	Non-amortizable

Gross carrying amount	$500	$414	$91	$189
Less: accumulated amortization	(84)	-	(36)	-

Net intangible assets	$416	$414	$55	$189

Pre-tax amortization expense for the six months ended June 30, 2003 was $13 million. Intangible asset amortization is forecasted to range from about $15 to $25 million per year for the next five years.

9.	Variable Interest Entities — In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”), which clarifies accounting guidance on consolidation. A Variable Interest Entity (“VIE”) does not share economic risk and reward through typical equity ownership arrangements; instead, contractual or other relationships re-distribute economic risks and rewards among equity holders and other parties. Once an entity is determined to be a VIE, the party with the controlling financial interest, the primary beneficiary, is required to consolidate it. FIN 46 also requires disclosures regarding significant relationships with VIEs, whether or not consolidated.

Automotive:

Ford has determined that a subsidiary trust, the Ford Motor Capital Trust II (“Trust II”) is a VIE, of which Ford is not the primary beneficiary. Trust II has outstanding 6.50% Cumulative Convertible Trust Preferred Securities with an aggregate liquidation preference of $5 billion. The sole assets of Trust II are $5,155 million principal amount of 6.5% Junior Subordinated Debentures due 2032 of Ford Motor Company. Prior to July 1, 2003, Trust II has been consolidated with Ford for financial statement purposes and the preferred shares of Trust II have been presented within the mezzanine section of our balance sheet. Beginning in the third quarter, we expect to de-consolidate Trust II and Ford’s obligation represented by the junior subordinated debentures will be reported as a component of Long-term debt within the balance sheet. The de-consolidation would not change Trust II’s obligations to its preferred shareholders or our obligations to Trust II.

The Automotive sector has invested in and contracted with joint ventures to manufacture and/or assemble vehicles or components, several of which may be VIEs of which Ford expects to be the primary beneficiary and, upon Ford’s adoption of FIN 46, plans to consolidate.

In the second quarter of 2003, we consolidated a newly formed joint venture:

Tekfor Cologne Gmbh — a 50/50 joint venture with Neumayer Holdings GmbH, a German company, to which we transferred our forging operations in Cologne. The joint venture produces forged components, primarily for transmissions and chassis, for use in Ford vehicles and sales to third parties. Ford currently supplies most of the hourly and salaried labor requirements of this joint venture. Ford employees who worked at the transferred operations at the time of the formation of the joint venture are assigned to the joint venture by Ford. In the event of surplus labor at the joint venture, Ford employees assigned to the joint venture may return to Ford. Employees hired in the future to work in these operations will be employed directly by the joint venture. Tekfor Cologne Gmbh reimburses Ford for the full cost of the hourly and salaried labor supplied by Ford.

In the third quarter of 2003, we plan to consolidate the following pre-existing joint ventures:

Ford Otosan - a long-standing joint venture in Turkey between Ford (41% partner), the Koc Group of Turkey (41% partner) and public investors (18%). Ford Otosan is our single source supplier of the new Ford Transit Connect vehicle. In addition, we recently announced that production of the Ford Transit Van in Europe currently taking place at our Genk Plant in Belgium will be transferred to the Kocaeli Plant owned by Ford Otosan. Ford Otosan now assembles a limited number of Transit Vans for selected markets. We expect that the Kocaeli Plant’s capacity will be expanded to replace the Genk Plant production following conclusion of binding agreements. At that point, Ford Otosan will assemble Transit as a major supplier to our European Automotive operations. Production of the Transit Van in Southampton, England will continue. Substantially all of the salaried and hourly labor requirements of Ford Otosan are employees of Ford Otosan, with only a limited number of Ford salaried employees assigned to Ford Otosan to provide technical assistance. Ford Otosan reimburses us for the full cost of the employees we supply.

Item 1. Financial Statements (Continued)

Ford Motor Company and Subsidiaries
NOTES TO FINANCIAL STATEMENTS
(unaudited)

9.	Variable Interest Entities (Continued)

Getrag Ford Transmissions GmbH - a 50/50 joint venture with Getrag Deutsche Venture GmbH & Co. Kg i.G., a German company, to which we transferred our European manual transmission operations in Halewood, England, Cologne, Germany and Bordeaux, France. The Getrag joint venture produces manual transmissions for our European vehicle assembly operations. Ford currently supplies most of the hourly and salaried labor requirements of the operations transferred to the Getrag joint venture. Ford employees who worked at the transferred operations at the time of the formation of the joint venture are assigned to the joint venture by Ford. In the event of surplus labor at the joint venture, Ford employees assigned to the joint venture may return to Ford. Employees hired in the future to work in these operations will be employed directly by the joint venture. Getrag Ford Transmissions GmbH reimburses Ford for the full cost of the hourly and salaried labor supplied by Ford.

ZF Transmission Technologies L.L.C. - a joint venture between Ford (49% partner) and ZF Friedrichshafen Germany (51% partner). This joint venture owns ZF Batavia L.L.C. which operates our former Batavia, Ohio automatic transmission business. ZF Batavia L.L.C. will produce, starting in 2003, a Front Wheel Drive Continuously Variable Transmission (“CVT”) for use in certain of our vehicles sold in North America and Europe. ZF Batavia also produces a Front Wheel Drive 4-Speed Automatic Transmission that is currently used in the Ford Mondeo, as well as in both the Ford Escape and Mazda Tribute. Ford supplies part of the hourly labor requirements to the ZF Batavia plant consisting primarily of Ford hourly employees who worked at the plant prior to the joint venture being formed. ZF Batavia reimburses Ford for the full cost of the hourly labor.

Dealer Development Automotive Dealerships (“DDD”) — Since 1950, Ford has been operating its DDD program. The DDD program’s purpose is to facilitate the establishment of independent franchised dealers by allowing a participating dealership operator to become the sole owner of a Ford and/or Lincoln Mercury dealership corporation by purchasing equity from Ford using the operator’s share of dealership net profits. Ford has launched over 1,600 dealerships via the DDD program since its inception and currently holds equity interests in approximately 160 dealerships.

We are currently analyzing these and other joint ventures to determine the impact of consolidation under FIN 46. We believe additional liabilities recognized as a result of consolidating VIEs would not represent additional claims on our general assets; rather, they would represent claims against the additional assets recognized as a result of consolidating the VIEs. Conversely, we believe additional assets recognized as a result of consolidating these VIEs would not represent additional assets that could be used to satisfy claims against our general assets.

Additionally, we have identified a VIE for which we are not the primary beneficiary, Kwik-Fit Group Limited, of which we have a 19% equity interest. Kwik-Fit Group Limited is the company that acquired our former interest in Kwik-Fit Holdings Ltd.

Ford Credit:

Ford Credit has identified FCAR as a VIE. As discussed in Note 6, Ford Credit purchased certain equity interests in FCAR from unaffiliated parties, which resulted in the financial statement consolidation of FCAR in the second quarter of 2003.

In addition, Ford Credit sells receivables to bank-sponsored asset-backed commercial paper issuers that are SPEs of the sponsor banks. Under FIN 46, the sponsor banks may be required to consolidate the assets and liabilities of these SPEs into their financial results or restructure these SPEs. At June 30, 2003, these SPEs held approximately $6 billion of retail installment sale contracts previously owned by Ford Credit. Ford Credit believes it will not be required to consolidate any portion of these SPEs in its financial results under FIN 46. Also, none of the bank sponsors have indicated to Ford Credit any intention to terminate their SPEs or reduce their purchases of receivables as a result of FIN 46.

Ford Credit also has reviewed its joint venture arrangements and has determined that three may be VIEs. Ford Credit is continuing to analyze these joint ventures to determine if it is the primary beneficiary. Consolidation of these entities into Ford Credit would not materially impact our financial statements.

Item 1. Financial Statements (Continued)

Ford Motor Company and Subsidiaries
NOTES TO FINANCIAL STATEMENTS
(unaudited)

10.	Income Per Share of Common and Class B Stock — The calculation of diluted income per share of Common and Class B Stock takes into account the effect of obligations, such as stock options, considered to be potentially dilutive. Basic and diluted income per share were calculated using the following (in millions):

	Second Quarter		First Half

	2003	2002	2003	2002

Diluted Income
Income/(loss) attributable to Common and Class B Stock after Preferred Stock dividends	$417	$567	$1,313	$(531)
Convertible preferred securities interest	54	54	107	—

Diluted income/(loss)	$471	$621	$1,420	$(531)

Average shares outstanding	1,832	1,813	1,832	1,810
Issuable and uncommitted ESOP shares	(2)	(1)	(2)	(1)

Basic shares	1,830	1,812	1,830	1,809
Net dilutive effect of options	12	18	8	17
Convertible preferred securities	282	282	282	— *

Diluted shares	2,124	2,112	2,120	1,826

*	Not included in calculation of diluted earnings per share due to their antidilutive effect (282 million shares related to convertible preferred securities).

11.	Comprehensive Income — Other comprehensive income primarily reflects adjustments for foreign currency translation and SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Total comprehensive income is summarized as follows (in millions):

	Second Quarter		First Half

	2003	2002	2003	2002

Net income/(loss)	$417	$570	$1,313	$(524)
Other comprehensive income/(loss)	1,054	2,321	1,466	2,981

Total comprehensive income/(loss)	$1,471	$2,891	$2,779	$2,457

12.	Guarantees — On November 26, 2002, FASB issued Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. For certain guarantees issued after December 31, 2002, FIN 45 requires a guarantor to recognize, upon issuance of a guarantee, a liability for the fair value of the guarantee. The fair values of guarantees and indemnifications issued during 2003 are recorded in the financial statements and are de minimis.

At June 30, 2003, the following guarantees were issued and outstanding:

Guarantees related to affiliates and third parties: We guarantee debt and lease obligations of certain joint ventures as well as certain financial obligations of outside third parties to support business and economic growth. Expiration dates vary, and guarantees will terminate on payment and/or cancellation of the obligation. A payment would be triggered by failure of the guaranteed party to fulfill its obligation covered by the guarantee. In some circumstances, we are entitled to recover from the third party amounts paid by us under the guarantee. However, our ability to enforce these rights is sometimes stayed until the guaranteed party is paid in full. The maximum potential payments under these guarantees total approximately $541 million, the majority of which relates to the Automotive sector.

Sales to third parties of Automotive receivables, with recourse: From time to time, the Automotive sector sells receivables to third parties with recourse. Receivables are sold on a rolling basis and individual sales liquidate at different times. A payment would be triggered by failure of the obligor to fulfill its obligations covered by the contract. The maximum potential amount of future payments is approximately $23 million.

Indemnifications: In the ordinary course of business, we execute contracts involving indemnifications standard in the industry and indemnifications specific to a transaction such as the sale of a business. These indemnifications might include claims against any of the following: environmental, tax and shareholder matters; intellectual property rights; governmental regulations and employment-related matters; dealer, supplier, and other commercial contractual relationships; and financial matters, such as securitizations. Performance under these indemnities would generally be triggered by a breach of terms of the contract or by a third party claim. We regularly evaluate the

Item 1. Financial Statements (Continued)

Ford Motor Company and Subsidiaries
NOTES TO FINANCIAL STATEMENTS
(unaudited)

12.	Guarantees (Continued)

probability of having to incur costs associated with these indemnifications and have accrued for expected losses that are probable. The primary types of indemnifications for which payments are possible are as follows:

Environmental: We have indemnified various parties for costs associated with remediating numerous hazardous substance storage, recycling or disposal sites and, in some instances, for natural resource damages. Costs or damages for which we may be held responsible could be substantial. The contingent losses that we expect to incur in connection with these indemnities have been accrued and are reflected in our financial statements in accordance with generally accepted accounting principles. The aggregate amount accrued for environmental indemnification liabilities reflected in our financial statements is $100 million. The accrual represents the estimated cost to study potential environmental issues at sites and the estimated cost to implement remediation actions, including on-going maintenance, as required. Cost estimates are developed by site. Initial cost estimates are based on historical experience at similar sites and are refined over time on the basis of in-depth studies of the site.

For many sites, the remediation costs and other damages for which we ultimately may be responsible are not reasonably estimable because of uncertainties with respect to factors such as our connection to the site, the materials there, the involvement of other responsible parties, the application of laws and other standards or regulations, site conditions, and the nature and scope of investigations, studies, and remediation to be undertaken (including the technologies to be required and the extent, duration, and success of remediation). As a result, we are unable to estimate a maximum amount for costs or other damages for which we are potentially responsible in connection with these indemnifications.

Tax: We provide various tax-related indemnifications that typically protect the indemnified party from certain events that result in a tax treatment different from that originally anticipated. In some cases, tax indemnifications relate to representations or warranties given by us. Our liability is fixed when a final determination of the indemnified party’s tax liability is made. In some cases, a payment under a tax indemnification may be offset in whole or in part by refunds from the applicable governmental taxing authority. We are party to numerous tax indemnifications and many of these indemnities do not limit potential payment; therefore, we are unable to estimate a maximum amount of potential future payments that could result from claims made under these indemnities.

Product Performance:
Warranty: Estimated warranty costs and additional service actions are accrued for at the time the vehicle is sold to a dealer. Included in the warranty cost accruals are costs for basic warranty coverages on vehicles sold. Product recalls and other customer service actions are not included in the warranty reconciliation below but are also accrued for at the time of sale. Estimates for warranty costs are made based primarily on historical warranty claim experience. The following is a tabular reconciliation of the product warranty accrual (in millions):

Beginning balance, December 31, 2002	$5,401
Payments made in 2003	(1,694)
Changes in accrual related to warranties issued in 2003	1,698
Changes in accrual related to pre-existing warranties	(136)
Foreign currency translation	131

Ending balance, June 30, 2003	$5,400

13.	Segment Information — The Company’s operating activity consists of two operating sectors, Automotive and Financial Services.

The Automotive sector consists of the design, development, manufacture, sale and service of cars, trucks and service parts. Beginning in 2003, we are reporting our Automotive sector results as two primary segments, North America and International. The North America segment includes primarily the sale of Ford, Lincoln and Mercury brand vehicles and related service parts in the U.S., Canada and Mexico, and the associated costs to design, develop, manufacture and service these vehicles and parts. The International segment includes primarily the sale of Ford brand vehicles and related service parts outside of North America and the sale of Premier Automotive Group brand vehicles (i.e., Volvo, Jaguar, Land Rover and Aston Martin) and related service parts throughout the world (including North America), together with the associated costs to design, develop, manufacture and service these vehicles and parts. Additionally, the International segment includes our share of the results of Mazda Motor Corporation and Mazda-related joint ventures. The Other Automotive component of the Automotive sector consists primarily of net interest expense, which is not managed individually by the two segments. Transactions among automotive segments are presented on an absolute cost basis, eliminating the effect of legal entity transfer prices within the Automotive sector for vehicles, components and product engineering. Prior to 2003, the Automotive sector was reported as one segment. Prior period information reflects the two reporting segments within the Automotive sector.

Item 1. Financial Statements (Continued)

Ford Motor Company and Subsidiaries
NOTES TO FINANCIAL STATEMENTS
(unaudited)

13.	Segment Information (Continued)

The Financial Services sector primarily includes two segments, Ford Credit and Hertz. Ford Credit provides vehicle-related financing, leasing, and insurance. Hertz rents cars, light trucks and industrial and construction equipment.

Segment selection is based upon the organizational structure that we use to evaluate performance and make decisions on resource allocation, as well as availability and materiality of separate financial results consistent with that structure.

Item 1. Financial Statements (Continued)

Ford Motor Company and Subsidiaries
NOTES TO FINANCIAL STATEMENTS
(unaudited)

13.	Segment Information (Continued)

									Elims/
	Automotive Sector				Financial Services Sector a/				Other	Total

	North	Inter-			Ford		Elims/		b/
	America	national	Other	Total	Credit	Hertz	Other	Total

SECOND QUARTER 2003
Revenues
External customer	$20,698	$13,484	$—	$34,182	$5,103	$1,266	$119	$6,488	$—	$40,670
Intersegment	1,111	420	—	1,531	79	9	(6)	82	(1,613)	—
Income
Income/(loss) before income taxes	445	(411)	(31)	3	661	57	(3)	715	—	718
SECOND QUARTER 2002
Revenues
External customer	$23,087	$11,815	$295	$35,197	$5,640	$1,257	$113	$7,010	$—	$42,207
Intersegment	1,456	191	—	1,647	90	8	(4)	94	(1,741)	—
Income
Income/(loss) before income taxes	921	(371)	(147)	403	519	72	9	600	—	1,003
FIRST HALF 2003
Revenues
External customer	$42,913	$25,469	$—	$68,382	$10,573	$2,411	$192	$13,176	$—	$81,558
Intersegment	2,127	710	—	2,837	158	15	(7)	166	(3,003)	—
Income
Income/(loss) before income taxes	1,681	(764)	(255)	662	1,388	(2)	7	1,393	—	2,055
Other Disclosures
Total assets at June 30				118,732	175,000	13,086	4,973	193,059	—	311,791
FIRST HALF 2002
Revenues
External customer	$44,560	$22,216	$592	$67,368	$11,497	$2,340	$463	$14,300	$—	$81,668
Intersegment	2,450	449	—	2,899	175	15	—	190	(3,089)	—
Income
Income/(loss) before income taxes	1,386	(840)	(513)	33	915	13	15	943	—	976
Other Disclosures
Total assets at June 30				100,797	172,567	12,038	4,889	189,494	—	290,291

a/	Financial Services sector’s interest income is recorded as Revenues.
b/	Includes intersector transactions occurring in the ordinary course of business.

Item 1. Financial Statements (Continued)

Report of Independent Accountants

To the Board of Directors and Stockholders
Ford Motor Company:

We have reviewed the accompanying consolidated balance sheet of Ford Motor Company and its subsidiaries as of June 30, 2003, and the related consolidated statement of income for each of the three-month and six-month periods ended June 30, 2003 and 2002 and the consolidated statement of cash flows for the six-month periods ended June 30, 2003 and 2002. In addition, we have reviewed the accompanying interim sector balance sheet and the related sector statements of income and cash flows, presented for purposes of additional analysis. The consolidated interim and sector financial statements (collectively, the “financial statements”) are the responsibility of the Company’s management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated and sector basis interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the consolidated financial statements, on January 1, 2003, the Company adopted Statement of Financial Accounting Standards No.148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, which changed the method for accounting for stock-based employee compensation.

We previously audited in accordance with auditing standards generally accepted in the United States of America, the consolidated and sector balance sheets as of December 31, 2002, and the related consolidated statements of income, stockholders’ equity, and of cash flows for the year then ended (not presented herein), and in our report dated January 17, 2003 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated and sector balance sheets as of December 31, 2002, is fairly stated in all material respects in relation to the consolidated and sector balance sheets from which it has been derived.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Detroit, Michigan
July 15, 2003

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

SECOND QUARTER RESULTS OF OPERATIONS

     Our worldwide earnings were $417 million in the second quarter of 2003, or $0.22 per diluted share of Common and Class B Stock. In the second quarter of 2002, earnings were $570 million, or $0.29 per share.

     Our worldwide Automotive sales and Financial Services revenues totaled $40.7 billion in the second quarter of 2003, down $1.5 billion from a year ago. Unit sales of cars and trucks were 1,717,000 units, down 137,000 units from a year ago. In the second quarter of 2003, our U.S. corporate market share was 20.6%, down 0.7 percentage points from the same period a year ago. Our European corporate market share was 10.8% in the second quarter of 2003, unchanged from the same period a year ago.

     Results by business sector for the second quarter of 2003 and 2002 are shown below (in millions):

	Second Quarter Net Income/(Loss)

			2003
			Over/(Under)
	2003	2002*	2002

Income/(loss) before income taxes
Automotive sector	$3	$403	$(400)
Financial Services sector	715	600	115

Total Company	718	1,003	(285)
Provision for/(benefit from) income taxes	195	289	(94)
Minority interests in net income/(loss) of subsidiaries	98	95	3

Income/(loss) from continuing operations	425	619	(194)
Income/(loss) from discontinued/held-for-sale operations	(3)	(9)	6
Loss on disposal of discontinued/held-for-sale operations	(5)	(40)	35

Net income/(loss)	$417	$570	$(153)

*	Certain amounts were reclassified to conform to current period presentation consistent with the presentation in our 10-K Report. Reclassifications include profits and losses related to discontinued and held-for-sale operations.

Automotive Sector

     As discussed in our 10-K Report, beginning with the first quarter of 2003, we expanded the number of operating segments we present by reporting two segments within our Automotive sector — North America and International.

     The North America Automotive segment primarily includes the sale of Ford, Lincoln and Mercury brand vehicles and related service parts in the U.S., Canada and Mexico, and the associated costs to design, develop, manufacture and service these vehicles and parts. The International Automotive segment primarily includes the sale of Ford brand vehicles and service parts outside of North America and the sale of Premier Automotive Group (“PAG”) brand vehicles (i.e., Volvo, Jaguar, Land Rover and Aston Martin) and related service parts throughout the world (including North America), together with the associated costs to design, develop, manufacture and service these vehicles and parts. We are providing separate results for the business units within our International Automotive segment (i.e., Ford Europe, Ford South America, Ford Asia Pacific and PAG).

     Previously, we reported Automotive financial results on a geographic/legal entity basis. The new segment reporting is on a business-unit basis consistent with the way our two Automotive segments are managed. Costs for each segment and business unit within each segment reflect absolute corporate costs, eliminating the effect of transfer prices within the Automotive sector for vehicles, components and product engineering that were previously reported in geographic results. Interest income and expense and results of non-core Automotive businesses are reported in Other Automotive; these were previously included in geographic results.

     Worldwide income before income taxes for our Automotive sector was $3 million in the second quarter of 2003 on sales of $34.2 billion, compared with income before income taxes in the second quarter of 2002 of $403 million on sales of $35.2 billion. The decline reflected the non-recurrence of a U.S. dealer stock build in the second quarter of 2002 and lower U.S. and Europe industry volume, together with lower net pricing, partially offset by improved cost performance. Improved cost performance is the net result of decreases in current model product costs, warranty and additional service action costs, manufacturing and engineering costs and overhead, partially offset by increased product costs for new models and pension and healthcare benefits.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

     Details of second quarter Automotive sector results before income taxes are shown below (in millions):

	Second Quarter Income/(Loss)
	Before Income Taxes

			2003
			Over/(Under)
	2003	2002	2002

North America Automotive segment	$445	$921	$(476)
International Automotive segment
- Ford Europe	(525)	(18)	(507)
- Ford South America	(69)	(198)	129
- Ford Asia Pacific	(28)	(53)	25
- Premier Automotive Group	166	(122)	288
- Other International	45	20	25

Total International Automotive segment	(411)	(371)	(40)
Other Automotive	(31)	(147)	116

Total Automotive sector	$3	$403	$(400)

North America Automotive Segment

     Income before income taxes for our North America Automotive segment was $445 million in the second quarter of 2003 on sales of $20.7 billion. Income before income taxes in the second quarter of 2002 was $921 million on sales of $23.1 billion. The decline reflected lower net pricing and lower vehicle production volume due to the non-recurrence of a dealer stock build in 2002 and lower industry volume, partially offset by strong cost performance and product mix improvements.

     In the second quarter of 2003, our unit sales in North America were 980,000 down from 1,120,000 for the same period a year ago. Our U.S. market share for Ford, Lincoln, and Mercury brand vehicles was 19.3% in the second quarter of 2003, down 0.8 percentage points from a year ago, reflecting primarily the discontinuation of various models (Ford Escort, Lincoln Continental, Mercury Cougar and Mercury Villager).

International Automotive Segment

     Losses before income taxes for our International Automotive segment were $411 million in the second quarter of 2003 on sales of $13.5 billion. Losses before income taxes in the second quarter of 2002 were $371 million on sales of $11.8 billion.

Ford Europe. Our Ford Europe business unit consists of the sale of Ford-brand vehicles and service parts principally throughout the Europe region, Turkey and Russia, together with the costs associated with the design, development, manufacture and servicing of those vehicles and parts. Losses before income taxes for our Ford Europe business unit were $525 million in the second quarter of 2003 on sales of $5.2 billion. Losses before income taxes in the second quarter of 2002 were $18 million on sales of $4.9 billion. The decline in earnings was primarily explained by lower net pricing, less favorable product mix, lower industry volume, dealer stock reductions and unfavorable currency exchange effects, offset partially by improved cost performance and market share.

In the second quarter of 2003, unit sales for Ford Europe were 409,000, down from 417,000 for the same period a year ago. European market share for our Ford-brand vehicles improved to 8.7% in the second quarter of 2003, up 0.1 percentage points from the same period a year ago.

Ford South America. Our Ford South America business unit consists of the sale of Ford brand vehicles and service parts in South America, principally Brazil, Argentina and Venezuela, together with the costs associated with the design, development, manufacture and servicing of those vehicles and parts. Losses before income taxes for our Ford South America business unit were $69 million in the second quarter of 2003 on sales of $435 million, compared with losses before income taxes of $198 million on sales of $426 million for the same period a year ago. The improvement reflected primarily the non-recurrence of currency devaluation a year ago, as well as improved net pricing and market share.

In the second quarter of 2003, unit sales for Ford South America were 49,000, up from 46,000 for the same period a year ago. Market share of Ford-brand vehicles sold in Brazil was 11.7% in the second quarter of 2003, up 2.7 percentage points from a year ago, reflecting primarily sales of the new Ford Fiesta and EcoSport models.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Ford Asia Pacific. Our Ford Asia Pacific business unit consists of the sale of Ford brand vehicles and service parts principally in Australia, Taiwan, South Africa, China and Thailand, together with the costs associated with the design, development, manufacture and servicing of those vehicles and parts. Losses before income taxes for our Ford Asia Pacific business unit were $28 million on sales of $1.4 billion in the second quarter of 2003. Losses before income taxes in the second quarter of 2002 were $53 million on sales of $1.0 billion. The improvement reflected primarily favorable net pricing and the market acceptance of the new Ford Falcon in Australia.

In the second quarter of 2003, unit sales for Ford Asia Pacific were 83,000, up from 75,000 for the same period a year ago. Our market share in Australia improved to 13.6% in the second quarter of 2003, up from 12.8% a year ago, primarily due to the introduction of the new Ford Falcon model.

Premier Automotive Group. Our PAG business unit consists of the sale of PAG brand vehicles (i.e., Volvo, Jaguar, Land Rover and Aston Martin) and related service parts throughout the world (including North America), together with the associated costs to design, develop, manufacture and service those vehicles and parts. Income before income taxes for our PAG business unit was $166 million in the second quarter of 2003, a $288 million improvement from losses before income taxes of $122 million in the second quarter of 2002. The improvement reflected primarily favorable cost performance, improved net pricing and favorable product mix. Sales were $6.4 billion in the second quarter of 2003 compared with sales of $5.5 billion in the second quarter of 2002. The increase in sales reflected primarily stronger European currencies and improved product mix with the launch of the new Volvo XC90 and Jaguar XJ models.

In the second quarter of 2003, worldwide unit sales for PAG were 196,000, about the same as a year ago. U.S. market share was 1.3%, up 0.1 percentage points for the second quarter of 2003 compared to the second quarter of 2002. European market share was 2.1%, down 0.1 percentage points from the second quarter of 2002.

Other International. Other International consists primarily of our share of the results of Mazda Motor Corporation, of which we own 33.4%, and of our Mazda-related joint ventures. Other International had profits of $45 million for the second quarter of 2003, up from $20 million for the second quarter of 2002 reflecting improved Mazda results.

Other Automotive

     In 2003, Other Automotive represents primarily interest income and expense (including realized and unrealized gains and losses on marketable securities). Other Automotive reduced income before income taxes by $31 million for the second quarter of 2003. The improvement of $116 million compared with the same period a year ago is due to lower net interest expense and the non-recurrence of losses in non-core businesses that have now been sold or shut down.

Financial Services Sector

     Our Financial Services sector consists primarily of two segments, Ford Credit and Hertz. Details of second quarter Financial Services sector income/(loss) before income taxes for the second quarters of 2003 and 2002 are shown below (in millions).

	Second Quarter Income/(Loss)
	Before Income Taxes

			2003
			Over/(Under)
	2003	2002	2002

Ford Credit	$661	$519	$142
Hertz*	57	72	(15)
Minority interests and other	(3)	9	(12)

Total Financial Services sector	$715	$600	$115

*	The Hertz results include amortization expense related to intangibles at Ford FSG, Inc., Hertz’ parent company.

Ford Credit —Not included. Please refer to the Ford Credit “Management’s Discussion and Analysis of Financial Condition and Results of Operations” elsewhere in this report.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results
of Operations (Continued)

Hertz

     In the second quarter of 2003, Hertz had income before income taxes of $57 million, down from $72 million in the second quarter of 2002. Strong cost performance was more than offset by unfavorable pricing and lower volume.

FIRST HALF RESULTS OF OPERATIONS

     Our worldwide earnings were $1,313 million in the first half of 2003, or $0.67 per diluted share of Common and Class B Stock. In the first half of 2002, losses were $524 million, or $0.29 per share.

     Our worldwide Automotive sales and Financial Services revenues totaled $81.6 billion in the first half of 2003, down from $81.7 billion a year ago. Unit sales of cars and trucks were 3,430,000 units, down 100,000 units from a year ago. In the first half of 2003, our U.S. corporate market share was 20.9%, down 0.1 percentage points from the same period a year ago. Our European corporate market share was 11.1% in the first half of 2003, unchanged from the first half of 2002.

     Results by business sector for the first half of 2003 and 2002 are shown below (in millions):

	First Half Net Income/(Loss)

			2003
			Over/(Under)
	2003	2002*	2002

Income/(loss) before income taxes
Automotive sector	$662	$33	$629
Financial Services sector	1,393	943	450

Total Company	2,055	976	1,079
Provision for/(benefit from) income taxes	531	269	262
Minority interests in net income/(loss) of subsidiaries	200	168	32

Income/(loss) from continuing operations	1,324	539	785
Income/(loss) from discontinued/held-for-sale operations	(6)	(21)	15
Loss on disposal of discontinued/held-for-sale operations	(5)	(40)	35
Cumulative effect of change in accounting principle	—	(1,002)	1,002

Net income/(loss)	$1,313	$(524)	$1,837

*	Certain amounts were reclassified to conform with current period presentation consistent with the presentation in our 10-K Report. Reclassifications include profits and losses related to discontinued and held-for-sale operations.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Automotive Sector

     Worldwide income before income taxes for our Automotive sector was $662 million in the first half of 2003 on sales of $68.4 billion compared with income before income taxes of $33 million in the first half of 2002, on sales of $67.4 billion.

     Details of first half Automotive sector results before income taxes are shown below (in millions):

	First Half Income/(Loss)
	Before Income Taxes

			2003
			Over/(Under)
	2003	2002	2002

North America Automotive segment	$1,681	$1,386	$295
International Automotive segment - Ford Europe	(774)	(286)	(488)
- Ford South America	(100)	(283)	183
- Ford Asia Pacific	(54)	(92)	38
- Premier Automotive Group	78	(192)	270
- Other International	86	13	73

Total International Automotive segment	(764)	(840)	76
Other Automotive	(255)	(513)	258

Total Automotive sector	$662	$33	$629

North America Automotive Segment

     Income before income taxes for our North America Automotive segment was $1.7 billion in the first half of 2003 on sales of $42.9 billion. Income before income taxes in the first half of 2002 was $1.4 billion on sales of $44.6 billion. Cost reductions and favorable product mix more than accounted for the improvement. These improvements were partially offset by unfavorable net pricing, a lower dealer stock build in 2003 compared with 2002 and lower U.S. industry volume.

     In the first half of 2003, our unit sales in North America were 2,004,000, down from 2,150,000 for the same period a year ago. Our U.S. market share for Ford, Lincoln, and Mercury brand vehicles was 19.6% in the first half of 2003, down 0.2 percentage points from a year ago, due in part to the discontinuation of various models (Ford Escort, Lincoln Continental, Mercury Cougar and Mercury Villager).

International Automotive Segment

     Losses before income taxes for our International Automotive segment were $764 million in the first half of 2003 on sales of $25.5 billion. Losses before income taxes in the first half of 2002 were $840 million on sales of $22.2 billion.

Ford Europe. Losses before income taxes for our Ford Europe business unit were $774 million in the first half of 2003 on sales of $10.2 billion. Losses before income taxes in the first half of 2002 were $286 million on sales of $9.0 billion. The change was primarily the result of lower net pricing, a less favorable product mix and lower industry volumes. Cost reductions and improved market share were partial offsets.

In the first half of 2003, unit sales for Ford Europe were 800,000, up from 759,000 for the same period a year ago. European market share for our Ford-brand vehicles improved to 9.0% in the first half of 2003, up 0.1 percentage points from the same period a year ago.

Ford South America. Losses before income taxes for our Ford South America business unit were $100 million in the first half of 2003 on sales of $765 million compared with losses before income taxes of $283 million a year ago on sales of $822 million. The improvement was primarily due to the absence of adverse currency exchange rate effects experienced in the first half of 2002, favorable net pricing and higher market share, partially offset by lower industry volumes.

In the first half of 2003, unit sales for Ford South America were 93,000, up from 87,000 for the same period a year ago. Market share of Ford-brand vehicles sold in Brazil was 11.1% in the first half of 2003, up 2.4 percentage points from a year ago, reflecting primarily sales of the new Ford Fiesta and EcoSport models.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Ford Asia Pacific. Losses before income taxes for our Ford Asia Pacific business unit were $54 million on sales of $2.7 billion in the first half of 2003. Losses before income taxes in the first half of 2002 were $92 million on sales of $2.0 billion. The improvement reflects favorable net pricing and higher unit sales volume following the launch of the new Ford Falcon model in Australia.

In the first half of 2003, unit sales for Ford Asia Pacific were 165,000, up from 150,000 for the same period a year ago. Our market share in Australia improved to 13.9% in the first half of 2003, up from 12.9% a year ago, primarily due to the introduction of the new Ford Falcon model.

Premier Automotive Group. Income before income taxes for our PAG business unit was $78 million in the first half of 2003, a $270 million improvement from losses before income taxes of $192 million in first half of 2002. The improvement reflects primarily cost reductions and favorable product mix with the launch of the new Volvo XC90 and Jaguar XJ models. Sales were $11.8 billion in the first half of 2003, up from $10.3 billion in the first half of 2002. The increase in sales reflected primarily stronger European currencies and improved product mix with the launch of the new Volvo XC90 and Jaguar XJ models.

In the first half of 2003, worldwide unit sales for PAG were 368,000, down from 383,000 for the same period a year ago. U.S. market share was 1.2%, up 0.1 percentage points compared with the same period a year ago and European market share was 2.1%, down 0.1 percentage points from the first half of 2002.

Other International. Other International consists primarily of our share of the results of Mazda Motor Corporation, of which we own 33.4%, and of our Mazda-related joint ventures. Other International had profits of $86 million in the first half of 2003, up from $13 million in the first half of 2002 reflecting improved Mazda results and other gains related to Ford’s investment in Mazda.

Other Automotive

     Other Automotive reduced earnings before income taxes by $255 million for the first half of 2003. The improvement of $258 million compared with the same period a year ago is due to lower interest expense and the non-recurrence of losses in non-core businesses that have now been sold or shut down.

Financial Services Sector

     Our Financial Services sector consists primarily of two segments, Ford Credit and Hertz. Details of first half Financial Services sector income/(loss) before income taxes for 2003 and 2002 are shown below (in millions):

	First half Income/(Loss)
	Before Income Taxes

			2003
			Over/(Under)
	2003	2002	2002

Ford Credit	$1,388	$915	$473
Hertz*	(2)	13	(15)
Minority interests and other	7	15	(8)

Total Financial Services sector	$1,393	$943	$450

*     The Hertz results include amortization expense related to intangibles at Ford FSG, Inc., Hertz’ parent company.

Ford Credit — Not included. Please refer to the Ford Credit “Management’s Discussion and Analysis of Financial Condition and Results of Operations” elsewhere in this report.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results
of Operations (Continued)

Hertz

     In the first half of 2003, Hertz had losses before income taxes of $2 million, down from a $13 million profit in the first half of 2002. Strong cost performance was more than offset by unfavorable pricing.

LIQUIDITY AND CAPITAL RESOURCES

Automotive Sector

     For the Automotive sector, liquidity and capital resources include cash generated by operations, gross cash balances, our ability to raise funds in capital markets and committed credit lines.

     Gross Cash — We consider Automotive gross cash to include cash and cash equivalents, marketable securities, loaned securities and assets contained in a Voluntary Employee Beneficiary Association (“VEBA”) trust, which are financial assets available to fund certain future employee benefit obligations in the near term, as summarized below (in billions):

	2003		2002

	June 30	January 1	June 30	January 1

Cash and cash equivalents	$7.5	$5.2	$8.5	$4.1
Marketable securities	15.0	17.4	14.9	10.9
Loaned securities *	4.6	—	—	—

Total cash, marketable securities and loaned securities	27.1	22.6	23.4	15.0
VEBA assets	1.6	2.7	1.5	2.7

Gross cash	$28.7	$25.3	$24.9	$17.7

*	As part of our investment strategy, we engage in securities lending to improve the income received from our cash portfolios. See Note 5 of the Notes to Financial Statements for additional discussion on securities lending.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

     In managing our business, we classify changes in gross cash in three categories: operating related (including capital expenditures and capital transactions with the Financial Services sector), acquisitions and divestitures, and financing related. We believe the cash flow analysis reflected in the table below is useful to investors because it includes cash flow elements not included in “cash flows from operating activities before securities trading” that we consider to be related to our operating activities (e.g., capital spending). Changes in Automotive gross cash for the second quarter and first half of 2003 and 2002 are summarized below (in billions):

	Second Quarter		First Half

	2003	2002	2003	2002

Gross cash at end of period	$28.7	$24.9	$28.7	$24.9
Gross cash at beginning of period	26.6	21.5	25.3	17.7

Total change in gross cash	$2.1	$3.4	$3.4	$7.2

Operating related cash flows
Automotive income/(loss) before income taxes	$—	$0.4	$0.7	$—
Capital expenditures	(2.0)	(1.4)	(3.4)	(2.9)
Depreciation and special tools amortization	1.3	1.3	2.7	2.4
Changes in receivables, inventory and trade payables	(0.2)	0.6	(0.6)	0.2
U.S. pension fund contributions	—	—	(1.0)	—
Capital transactions with Financial Services sector *	0.9	—	1.7	(0.7)
Other	1.6	1.7	2.1	2.5

Total operating related cash flows before tax refunds	1.6	2.6	2.2	1.5
Tax refunds	—	0.8	0.9	0.8

Total operating related cash flows	1.6	3.4	3.1	2.3

Divestitures and asset sales	0.2	0.1	0.4	0.4
Acquisitions and capital contributions	—	—	—	(0.1)

Total acquisitions and divestitures	0.2	0.1	0.4	0.3

Financing related cash flows
Dividends paid to shareholders	(0.2)	(0.2)	(0.4)	(0.4)
Convertible preferred securities	—	—	—	4.9
Changes in total Automotive sector debt	0.4	—	0.2	—
Other	0.1	0.1	0.1	0.1

Total financing related cash flows	0.3	(0.1)	(0.1)	4.6

Total change in gross cash	$2.1	$3.4	$3.4	$7.2

*	Reflects operating related cash flows (i.e., dividends, capital contributions, loans, and loan repayments).

     Shown in the table below is a reconciliation between financial statement cash flows from operating activities before securities trading and operating related cash flows, calculated as shown in the table above, for the second quarter and first half of 2003 and 2002 (in billions):

	Second Quarter		First Half

	2003	2002	2003	2002

Cash flows from operating activities before securities
Trading	$2.7	$5.8	$5.7 *	$8.1 *
Items included in operating related cash flow
Capital transactions with Financial Services sector	0.9	—	1.7	(0.7)
Capital expenditures	(2.0)	(1.4)	(3.4)	(2.9)
Net transactions between Automotive and Financial Services sectors	—	(0.6)	(0.3)**	(1.0)**
Other, primarily exclusion of cash in-flows from VEBA draw-down	—	(0.4)	(0.6)	(1.2)

Total reconciling items	(1.1)	(2.4)	(2.6)	(5.8)

Operating related cash flows	$1.6	$3.4	$3.1	$2.3

*	As shown in our condensed sector statement of cash flows for the Automotive sector.
**	Primarily payables and receivables between the sectors in the normal course of business, as shown in our Condensed Sector Statement of Cash Flows.

     Capital transactions with the Financial Services sector improved operating related cash flow by $900 million in the second quarter of 2003, compared to no change in cash flow in the second quarter of 2002, primarily related to improved operating performance at Ford Credit. Capital transactions with the Financial Services sector improved operating related cash flow by $1.7 billion in the first half of 2003, compared to a $700 million reduction in cash flow in the first half of 2002 related to a capital contribution to Ford Credit. In addition, $204 million of dividends from the Financial Services sector in the first half of 2003 is reflected in the table above as “divestitures and asset sales” because it results from the sale by Ford Credit of its Axus vehicle fleet leasing unit.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

     Debt — At June 30, 2003, our Automotive sector had total debt of $14.5 billion, compared with $14.2 billion at December 31, 2002.

     Ford Motor Company Capital Trust I and Ford Motor Company Capital Trust II together have outstanding an aggregate $5.7 billion of trust preferred securities. The dividend and liquidation preferences on these securities are paid from interest and principal payments on our junior subordinated debentures held by the Trusts in an aggregate principal amount exceeding the aggregate liquidation preference of the trust preferred securities. The trust preferred securities and the junior subordinated debentures have been classified in the mezzanine section of our balance sheet in accordance with applicable accounting standards and, therefore, neither has been included in the total debt amount discussed above. During the third quarter of 2003, these securities will be reclassified as debt as the result of the adoption of new accounting standards. See Notes 2 and 9 of the Notes to Financial Statements. This reclassification will not impact the status of the holders of our senior debt relative to holders of the subordinated debentures or the trust preferred securities.

     Credit Facilities — At July 1, 2003, the Automotive sector had $6.9 billion of contractually committed credit agreements with various banks, of which $6.8 billion were available for use. 91.0% of the total facilities are committed through June 30, 2008. Of the $6.9 billion, $6.7 billion constitute global credit facilities and may be used, at Ford’s option, by any of its direct or indirect majority-owned subsidiaries on a guaranteed basis. Ford also has the ability to transfer, on a non-guaranteed basis, $2.5 billion of such global credit facilities to Ford Credit and $543 million to FCE Bank plc. (“FCE”), Ford Credit’s European operation. All of the global credit facilities are free of material adverse change clauses and restrictive financial covenants (for example, debt-to-equity limitations, minimum net worth requirements and credit rating triggers that would limit our ability to borrow).

Financial Services Sector

     Ford Credit — Not included. Please refer to the Ford Credit “Management’s Discussion and Analysis of Financial Condition and Results of Operations” elsewhere in this report.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Hertz

     Debt and Cash — Hertz’ total debt was $8.0 billion at June 30, 2003, up $1.0 billion from December 31, 2002, reflecting seasonal rental fleet demand. Outstanding commercial paper at June 30, 2003 totaled $3.0 billion at Hertz, with an average remaining maturity of 34 days compared with $1.5 billion at December 31, 2002. At June 30, 2003, Hertz had cash and cash equivalents of $384 million, up from $287 million at December 31, 2002.

     During 2002, Hertz launched an asset-backed securitization program for its domestic car rental fleet to reduce its borrowing costs and enhance its financing resources. As of June 30, 2003, $861 million of asset-backed commercial paper was outstanding under this program.

Total Company

     Stockholders’ Equity — Our stockholders’ equity was $8.1 billion at June 30, 2003, up $2.5 billion compared with December 31, 2002. The increase reflects primarily net income of $1.3 billion and other comprehensive income of $1.5 billion, less dividends of $366 million. See Note 11 of the Notes to Financial Statements for further discussion of other comprehensive income.

OFF-BALANCE SHEET ARRANGEMENTS

     Special Purpose Entities — At June 30, 2003, the total outstanding principal amount of receivables sold by Ford Credit that was held by off-balance sheet securitization trusts was $56.0 billion, down $15.4 billion from December 31, 2002. Ford Credit’s retained interests in such sold receivables at June 30, 2003 were $14.5 billion, down $3.1 billion from December 31, 2002. The decrease in receivables held by off-balance sheet securitization trusts and the decrease in retained interests reflected primarily the accounting consolidation of FCAR during the second quarter of 2003.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

     Variable Interest Entities — For a discussion of variable interest entities, see Note 9 of the Notes to Financial Statements.

2003 OUTLOOK

     Industry Volumes. We are changing our assumption of industry volume for Europe in 2003 to 16.3 million units from 17 million units at the beginning of the year and 16.5 million units in May 2003 because we anticipate a more challenging economic environment in the second half of 2003. For the United States, our assumption of 16.5 million units for 2003 remains unchanged. These industry volume assumptions are based on economic growth assumptions for the United States and Europe of about 2% and 1%, respectively, in 2003.

     Production. Due to lower U.S. and Europe industry volume and significant model-year changeovers (e.g., the Ford F-150 pickup truck and Freestar minivan), we are projecting lower vehicle unit production in the third quarter of 2003, compared with the third quarter of last year, as follows:

	Unit Production

		Third Quarter 2003
	Projected Third	Over/(Under)
Business Unit	Quarter 2003	Third Quarter 2002

Ford North America	810,000	(141,000)
Ford Europe	335,000	(22,000)
PAG	150,000	(4,000)

     Net Pricing. The level of competitive incentive activity remains high in the U.S. and Europe and we believe net pricing for the full year will be less than zero in both markets. However, we expect second half net pricing in the U.S. and Europe to be better than the first half primarily as a result of new product introductions (e.g., Ford F-150 pickup truck, Ford Freestar and Mercury Monterey minivans in North America, and Ford Focus C-Max in Europe). The net pricing metric measures the percentage change in revenue from the combined effect of changes in vehicle wholesale prices and marketing incentives, while excluding the effects of changes in unit sales volume, product mix and foreign currency exchange rates.

     Costs. We expect to continue to achieve year-over-year cost reductions (excluding the effects of changes in production volume, product mix and currency exchange rates) during the second half of 2003, although at a slower pace than we have seen year-to-date, with a full year improvement of about $2.5 billion. Product costs for the full year are expected to be unchanged from 2002, with cost increases on new models being offset by cost reductions on current models. However, new model costs will be higher in the second half, primarily reflecting the launch of the new Ford F-150 pickup truck and Freestar minivan. Similar to the first half, pension and healthcare costs are expected to show a year-over-year increase in the second half. We also expect second half increases in depreciation and amortization, reflecting higher capital spending associated with the new products. Improvements in quality will contribute to cost reductions due to lower warranty related-costs and fewer additional service actions throughout the year, with savings expected to be higher in the first half than the second half. We have also moved aggressively to reduce manufacturing, engineering and overhead costs in the first half, and we expect those reductions to continue. By the end of 2003, we plan to implement actions to reduce on-going salaried personnel costs by about 10%.

Ford Credit. — Not included. Please refer to the Ford Credit “Management’s Discussion and Analysis of Financial Condition and Results of Operations” elsewhere in this report.

     Earnings. Based on the foregoing expectations and projections and subject to the risk factors described below, we expect to incur a loss in the third quarter of 2003 of about $0.15 per share and continue to expect to earn about $0.70 cents per share for full-year 2003. These projections and our milestones do not, however, include the effects of any special items, such as our adoption of new accounting standard FIN 46 (discussed in Note 9 of the Notes to Financial Statements), or actions to reduce salaried personnel costs.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

RISK FACTORS

     Statements included or incorporated by reference herein may constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation:

•	greater price competition in the U.S. and Europe resulting from currency fluctuations, industry overcapacity or other factors;

•	a significant decline in industry sales, particularly in the U.S. or Europe, resulting from slowing economic growth, geo-political events or other factors;

•	lower-than-anticipated market acceptance of new or existing products;

•	work stoppages at key Ford or supplier facilities or other interruptions of supplies;

•	the discovery of defects in vehicles resulting in delays in new model launches, recall campaigns or increased warranty costs;

•	increased safety, emissions, fuel economy or other regulation resulting in higher costs and/or sales restrictions;

•	unusual or significant litigation or governmental investigations arising out of alleged defects in our products or otherwise;

•	worse-than-assumed economic and demographic experience for our post retirement benefit plans (e.g., investment returns, interest rates, health care cost trends, benefit improvements);

•	currency or commodity price fluctuations;

•	a market shift from truck sales in the U.S.;

•	economic difficulties in South America or Asia;

•	reduced availability of or higher prices for fuel;

•	labor or other constraints on our ability to restructure our business;

•	a change in our requirements under long-term supply arrangements under which we are obligated to purchase minimum quantities or pay minimum amounts;

•	a further credit rating downgrade;

•	inability to access debt or securitization markets around the world at competitive rates or in sufficient amounts;

•	higher-than-expected credit losses;

•	lower-than-anticipated residual values for leased vehicles;

•	increased price competition in the rental car industry and/or a general decline in business or leisure travel due to terrorist attacks, acts of war, epidemic disease or measures taken by governments in response thereto that negatively affect the travel industry; and

•	our inability to implement the Revitalization Plan.

NEW ACCOUNTING STANDARDS

     FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 150 in May 2003. For a discussion of our adoption of this standard, see Note 2 of the Notes to Financial Statements.

OTHER FINANCIAL INFORMATION

     The interim financial information included in this 10-Q Report has not been audited by PricewaterhouseCoopers LLP (“PwC”). In reviewing such information, PwC has applied limited procedures in accordance with professional standards for reviews of interim financial information. Accordingly, you should restrict your reliance on their reports on such information. PwC is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the interim financial information because such reports do not constitute “reports” or “parts” of the registration statements prepared or certified by PwC within the meaning of Sections 7 and 11 of the Securities Act of 1933.

Item 3. Quantitative and Qualitative Discussion about Market Risks

     There is no material change in the information reported under Part I, Item 3 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and Item 7A of our 10-K Report.

Item 4. Controls and Procedures

     Evaluation of disclosure controls and procedures. William Clay Ford, Jr., our Chief Executive Officer, and Don R. Leclair, our Chief Financial Officer, have performed an evaluation of the Company’s disclosure controls and procedures, as that term is defined in Rule 13a-14 (c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of June 30, 2003 and each has concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission’s rules and regulations.

     Change in internal controls. No changes in the Company’s internal controls over financial reporting occurred during the quarter ended June 30, 2003 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Part II. Other Information

Item 1. Legal Proceedings

Firestone Matters

     Firestone Tire Related Litigation

     Firestone Class Actions. (Previously discussed on page 27 of the 10-K Report.) On June 20, 2003, the U.S. Court of Appeals enjoined the prosecutions of state cases that purport to represent a nationwide class on the basis that the court’s prior decisions establish conclusively that these cases cannot be tried as nationwide class actions. State cases that involve only statewide classes are unaffected by the June 20 decision, but are likely to be stayed pending completion of a settlement that Firestone has tentatively negotiated with the plaintiffs. The proposed settlement would require plaintiffs to dismiss all class action claims against Ford that are based on alleged tire defects.

Other Product Liability Matters

     Romo v Ford. (Previously discussed on page 28 of the 10-K Report.) On May 19, 2003, the United States Supreme Court granted our petition for certiorari, vacated the decision of the California appeals court, and remanded the case for reconsideration in light of the Supreme Court’s recent decision in State Farm v. Campbell, which reversed a $145 million punitive damage award on the basis that punitive awards generally cannot exceed nine times the compensatory award and that punitive awards cannot be based on out of state or dissimilar conduct.

Environmental Matters

     Wixom Assembly Plant Notice of Violation. On May 20, 2003, the City of Wixom, Michigan, issued a notice of violation (“NOV”) alleging that Ford’s Wixom Assembly Plant discharged unusually high concentrations of molybdenum in its wastewater during the summer of 2002. The NOV alleges that wastewater discharge from the Wixom Assembly Plant caused the levels of molybdenum in the city’s wastewater treatment plant biosolids to exceed regulatory limits that would allow the city to dispose of the biosolids through land application. The NOV requests payment of approximately $150,000 to cover handling and disposal costs associated with alternate disposal.

     Cleveland Engine Plant Notice of Violation. On July 2, 2003, the Cleveland Local Air Agency (acting on behalf of Ohio Environmental Protection Agency (“Ohio EPA”)) issued a NOV to our Cleveland Engine Plant alleging violations of permit requirements for paint booth emissions. The NOV also alleges the Plant to be in violation of its permit limits for an engine testing process, based on the Plant’s previous self-reporting of the matter to Ohio EPA. It is possible that the Agency or Ohio EPA could seek monetary sanctions of $100,000 or more for these alleged violations.

Class Actions

     Seat Back Class Actions. (Previously discussed on page 31 of the 10-K Report.) The New Jersey Appellate Court has affirmed the trial court’s grant of summary judgment in our favor.

     Crown Victoria Police Interceptor Class Actions. (Previously discussed on page 32 of the 10-K Report and on page 24 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (the “First Quarter 10-Q Report”).) A state court in Illinois has certified a state-wide class of all municipalities in the state of Illinois that own 1992-2002 Police Interceptor vehicles. Additional cases have been filed in state courts in Florida and Pennsylvania, involving allegations and demands for relief similar to those described under this caption in the 10-K Report; these cases were removed to federal

Item 1. Legal Proceedings (Continued)

court and our motions for transfer to the Multi District Litigation (“MDL”) proceeding in the U.S. District Court, Northern District of Ohio are pending. A case in Ohio was dismissed. A Louisiana case was transferred to the MDL proceeding.

     Apartheid Class Action. (Previously discussed on page 32 of the 10-K Report.) The defendants in this class action have filed a motion to dismiss.

     Fifteen-Passenger Van Class Action. (Previously discussed on page 33 of the 10-K Report and on page 24 of First Quarter 10-Q Report.) On June 11 2003, we received a summons and complaint in a fourth case, filed in state court in New Jersey, involving allegations and demands for relief similar to those described under this caption in the 10-K Report. One of the Texas cases was voluntarily dismissed by the plaintiffs.

     Antitrust Class Actions. (Previously discussed on page 34 of the 10-K Report and on page 25 of First Quarter 10-Q Report.) Five additional cases have been filed in federal courts in New York (three cases), Massachusetts and Pennsylvania. Eighteen additional cases have been filed in state courts in California (10 cases), New Jersey (three cases), Arizona, Florida, Minnesota, New York, and Wisconsin. All cases filed in federal courts throughout the country have been consolidated for pretrial proceedings in federal court in Maine.

     TFI Module Class Actions. (Previously discussed on page 26 of our Annual Report on Form 10-K for the year ended December 31, 2001 (the “2001 10-K Report”), on page 21 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and on page 21 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.) All appeals from the court’s order approving the nationwide settlement in the California case have been withdrawn and all related class actions in the United States have been dismissed. The nationwide settlement described in the 2001 10-K Report became effective December 9, 2002. The settlement agreement, described in the 2001 10-K Report, provides that Ford will extend the warranties applicable to Motorcraft® distributor-mounted TFI modules to 100,000 miles, reimburse class members who previously paid to replace Motorcraft® distributor-mounted TFI modules within the extended warranty period, donate $5 million to various colleges and universities for research and education in the field of automotive safety, and pay plaintiffs’ counsel reasonable fees and expenses.

Item 2. Changes in Securities and Use of Proceeds

     During the second quarter of 2003, we issued a total of 33,697 shares of our common stock under the 1998 Long-Term Incentive Plan to certain directors and officers as part of their total compensation. Such shares, which included shares issued on June 30, 2003 pursuant to the consulting agreement between us and Mr. Edsel B. Ford II, a director of the Company, and the employment agreement between us and Mr. Carl E. Reichardt, a director and former officer of the Company, were not registered pursuant to the Securities Act of 1933, as amended, in reliance on Section 4(2) thereof.

Item 4. Submission of Matter to a Vote of the Security-Holders

     On June 16, 2003, the 2003 Annual Meeting of Stockholders of the Company was held. The following is a brief description of the matters voted upon at the meeting and tabulation of the voting therefor:

     Proposal 1 Election of Directors.

	Number of Votes

Nominee	For	Against

John R. H. Bond	2,643,423,897	98,709,688
Edsel B. Ford II	2,686,708,291	55,425,294
William C. Ford	2,683,534,466	58,599,119
William C. Ford, Jr.	2,684,094,466	58,039,119
Irvine O. Hockaday, Jr.	2,682,156,592	59,976,993
Marie-Josée Kravis	2,649,519,629	92,613,956
Richard A. Manoogian	2,650,254,972	91,878,613
Ellen R. Marram	2,683,421,544	58,712,041
Homer A. Neal	2,685,489,762	56,643,823
Jorma J. Ollila	2,685,140,027	56,993,558
Carl E. Reichardt	2,684,240,081	57,893,504
Robert E. Rubin	2,648,157,964	93,975,621
Nicholas V. Scheele	2,686,045,529	56,088,056
John L. Thornton	2,536,085,312	206,048,273

There were no broker non-votes with respect to the election of directors.

Item 4. Submission of Matter to a Vote of the Security-Holders (Continued)

     Proposal 2 Ratification of Selection of Independent Public Accountants. A proposal to ratify the selection of PricewaterhouseCoopers LLP as independent public accountants to audit the books of account and other corporate records of the Company for 2003 was adopted, with 2,676,434,481 votes cast for, 45,418,904 votes cast against, 20,280,200 votes abstained and 0 broker non-votes.

     Proposal 3 Approval of the Terms of the Company’s Annual Incentive Compensation Plan. A proposal to approve the terms of the Company’s Annual Incentive Compensation Plan was adopted, with 2,564,498,928 votes cast for, 142,971,238 votes cast against, 34,663,419 votes abstained, and 0 broker non-votes.

     Proposal 4 Approval of the Terms of the Company’s 1998 Long-Term Incentive Plan. A proposal to approve the terms of the Company’s 1998 Long-Term Incentive Plan was adopted, with 2,300,156,989 votes cast for, 406,009,708 votes cast against, 35,966,888 votes abstained and 0 broker non-votes.

     Proposal 5 Relating to Disclosure of Officers’ Compensation. A proposal relating to disclosure of Company officers who are contractually entitled to receive more than $500,000 annually in compensation was rejected, with 2,039,723,234 votes cast against, 235,017,387 votes cast for, 37,269,521 votes abstained and 430,123,443 broker non-votes.

     Proposal 6 Relating to the Method of Nominating and Electing the Company’s Directors. A proposal to amend the By-laws so that common stock shareholders would nominate and elect 60% of the Company’s directors and the Class B Stock shareholders would nominate and elect 40% of the Company’s directors was rejected, with 2,065,492,841 votes cast against, 203,212,672 votes cast for, 43,304,629 votes abstained and 430,123,443 broker non-votes.

     Proposal 7 Relating to Establishing an Independent Committee of the Board to Evaluate Conflicts of Interests. A proposal relating to establishing an independent committee of the Board to evaluate conflicts of interests between Class B Stock shareholders and common stock shareholders was rejected, with 1,839,313,007 votes cast against, 427,947,376 votes cast for, 44,749,758 votes abstained and 430,123,444 broker non-votes.

Item 5. Other Information

Government Standards

Motor Vehicle Fuel Economy—U.S. Requirements

     Three state Attorneys General have filed suit against EPA seeking to compel the agency to list carbon dioxide (CO2) as a “criteria air pollutant” under the Clean Air Act, the first step toward establishing a national ambient air quality standard for CO2. In a separate lawsuit, a number of private entities allege that EPA has a duty to regulate emissions of greenhouse gases (including CO2) from new motor vehicles. If successful, either of these suits has the potential to lead to the development of a “CO2 emissions standard” for motor vehicles that could effectively supersede the federal CAFE law. We expect that trade associations representing a number of industries, including the motor vehicle industry, will seek to intervene in both lawsuits.

End-of-Life Vehicle Directive

     One additional country, Italy, has enacted legislation implementing the End-of-Life Vehicle Directive during the second quarter 2003.

Exhibit 12

Ford Motor Company and Subsidiaries

CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in millions)

	First	For the Years Ended December 31
	Half
	2003	2002	2001	2000	1999	1998
Earnings
Income before income taxes and cumulative effect of changes in accounting principles	$2,055	$953	$(7,422)	$8,299	$9,857	$24,257
Equity in net (income)/loss of affiliates plus dividends from affiliates	(75)	132	856	99	(13)	88
Adjusted fixed charges a/	4,180	9,595	11,242	11,263	9,339	9,120

Earnings	$6,160	$10,680	$4,676	$19,661	$19,183	$33,465

Combined Fixed Charges and Preferred Stock Dividends
Interest expense b/	$3,823	$8,873	$10,863	$10,895	$9,020	$8,841
Interest portion of rental expense c/	180	381	333	307	261	227
Preferred stock dividend requirements of majority owned subsidiaries and trusts	190	353	55	55	55	55

Fixed charges	4,193	9,607	11,251	11,257	9,336	9,123
Ford preferred stock dividend requirements d/	—	22	22	22	22	121

Total combined fixed charges and preferred stock dividends	$4,193	$9,629	$11,273	$11,279	$9,358	$9,244

Ratios
Ratio of earnings to fixed charges	1.5	1.1	f/	1.7	2.1	3.7	e/
Ratio of earnings to combined fixed charges and preferred stock dividends	1.5	1.1	f/	1.7	2.0	3.6	e/

Discontinued operations are excluded from all amounts.

a/	Fixed charges, as shown above, adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority owned subsidiaries and trusts.

b/	Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.

c/	One-third of all rental expense is deemed to be interest.

d/	Preferred stock dividend requirements of Ford Motor Company increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford Motor Company’s effective income tax rates.

e/	Earnings used in calculation of this ratio include the $15,955 million gain on the spin-off of The Associates. Excluding this gain, the ratio is 1.9.

f/	Earnings for the year ended December 31, 2001 were inadequate to cover fixed charges. The coverage deficiency was $6.7 billion for ratio of earnings to fixed charges and $6.8 billion for ratio of earnings to combined fixed charges and preferred stock dividends.

Exhibit 15

August 1, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Ford Motor Company Registration Statements Nos. 2-95018, 2-95020,
33-14951, 33-19036, 33-36043, 33-36061, 33-39402, 33-50194, 33-50238,
33-54275, 33-54283, 33-54348, 33-54735, 33-54737, 33-58255, 33-61107,
33-64605, 33-64607, 333-02735, 333-20725, 333-27993, 333-28181,
333-31466, 333-37396, 333-37536, 333-37542, 333-38580, 333-38586,
333-40258, 333-40260, 333-46295, 333-47443, 333-47445, 333-47733,
333-52399, 333-56660, 333-57596, 333-57598, 333-58695, 333-58697,
333-58701, 333-61882, 333-61886, 333-65703, 333-70447, 333-71380,
333-72476, 333-72478, 333-74313, 333-85138, 333-86127, 333-87619,
333-87990, 333-100910, 333-101293, 333-104063, 333-105674 and 333-104064 on
Form S-8 and 333-67209 and 333-75214 on Form S-3.

Commissioners:

We are aware that our report dated July 15, 2003 on our review of interim financial information of Ford Motor Company and Subsidiaries (the “Company”) as of, and for the periods ended June 30, 2003 and June 30, 2002 included in the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2003 is incorporated by reference in the afore referenced Registration Statements.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Detroit, Michigan